FINANCIAL STATEMENT

Transamerica Financial Advisors, LLC
Year Ended December 31, 2024
With Report of Independent Registered Public
Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-33429

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Financial Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Liberty Place, 50 South 16th Street
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Beitzel	(319) 355-2802	brian.beitzel@transamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

801 Grand Avenue Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRANSAMERICA FINANCIAL ADVISORS, LLC
FINANCIAL STATEMENT
Year Ended December 31, 2024

Contents



EY Des Moines Office   Tel: +1 515 243 2727
801 Grand Avenue   Fax: +1 515 243 2727
Suite 3000   ey.com
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Transamerica Financial Advisors, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

March 5, 2025

TRANSAMERICA FINANCIAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
December 31, 2024

Assets

Cash and cash equivalents	$	42,765
Restricted cash		250
Commissions receivable		3,001
Commissions receivable affiliated		73
Receivables from clearing broker		2,116
Investments in securities, at fair value		287
Prepaid commission expenses		4,654
Prepaid expenses and other assets		1,896
Other receivables		1,195
Total assets	**$**	**56,237**

Liabilities and member's equity

Liabilities

Unearned advanced revenue	$	6,049
Commissions payable		2,985
Salaries, benefits, and bonuses payable		2,499
Unearned other revenue		1,738
Payable to Parent under tax allocation agreement, net		363
Due to affiliates, net		177
Other liabilities		4,074
Total liabilities		**17,885**
Member's Equity		**38,353**
Total liabilities and member's equity	**$**	**56,238**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA FINANCIAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

For the period from January 1, 2024, through December 30, 2024, Transamerica Financial Advisors, LLC (the "Company") was 10.8% owned by Commonwealth General Corporation ("CGC"), 37.6% owned by AEGON Asset Management Service, Inc. ("AAM"), and 51.6% owned by AUSA Holding, LLC ("AUSA"), AUSA is 100% owned by Transamerica Corporation ("Transamerica", the "Parent"). Transamerica, CGC, AUSA, and AAM are indirect wholly owned subsidiaries of AEGON N.V., a public limited liability company organized under Dutch law. On December 31, 2024, the Company converted from a C Corporation to a Limited Liability Corporation ("LLC") in order to achieve operational integration and efficiencies where it became wholly owned by AUSA. The Company does not have limitations on its liabilities and reports equity to one class of interest. There were no other material changes to business activities, products, processes, supervisory controls, or required net capital. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company's agents market and distribute financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable universal life insurance, mutual funds, advisory programs, and certain securities to investors throughout the United States. The Company is a member of the Municipal Securities Rulemaking Board.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit and money market funds with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2024, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Restricted Cash

Restricted Cash represents special reserve funds for the exclusive benefit of customers required by SEC Rule 15c3-3 and relates to the 15c3-3 (k)(2)(i) exemption the Company claims.

Commissions Receivable

Commissions Receivable represents 12b-1 fee commission accruals, mutual funds, variable annuities, variable universal life insurance commissions, and advisory fees earned but not yet received.

Commissions Receivable Affiliated

Commissions Receivable Affiliated represents 12b-1 fee commission accruals earned but not yet received from affiliated entities. Refer to Note 6 for further details on related party transactions.

Receivables from Clearing Broker

Receivables from custodian and Clearing Broker are related to cash and cash equivalents held at custodian and clearing broker dealers where the transactions are cleared on a fully disclosed basis.

Investments in Securities at Fair Value

The Company's investments at year-end consist of equity securities, mutual funds, exchange traded funds, and money market funds, which are reported at fair value.

Prepaid Commission Expenses

Prepaid Commission Expenses consist of commission expenses paid in advance to agents related to variable universal life insurance contracts.

Prepaid Expenses and Other Assets

Prepaid expenses consist of the Company's FINRA Central Registration Depository account, errors and omissions insurance, as well as prepaid annual FINRA renewals. These renewals and fees and other prepaid expenses are amortized over the term of the coverage period.

Other assets include secured deposits held at Pershing LLC, Broadridge Financial Solutions, and National Financial Services, LLC.

Other Receivables

The Company's Other Receivables represent agent debit balances, accrued administrative advisory fees, accrued advisory custodian and third-party manager fees, revenue sharing, and other miscellaneous receivables.

Unearned Advanced Revenue

Unearned Advanced Revenue consists of commissions received in advance from product providers related to variable universal life insurance contracts. Refer to Note 3 for further detail on revenue from contracts with customers.

Commissions Payable

Commissions Payable represents 12b-1 fee commission accruals, mutual funds, variable annuities, variable universal life insurance commissions, and advisory fees due to agents earned but not yet received.

Salaries, Benefits, and Bonuses Payable

Salaries, Benefits, and Bonus Payable represents employees of the Company that accrue salaries, benefits, and bonuses according to the timing of pay cycles as well as bonus payables due to agents.

Unearned Other Revenue

Unearned Other Revenue consists of pre-funded FINRA renewal and assessment fees from agents, and pre-funded affiliation fees from agents. Refer to Note 3 for further detail on revenue from contracts with customers.

Payable to Parent Under Tax Allocation Agreement

Receivable from Parent Under Tax Allocation Agreement relates to receivables due from the Parent related to the participation of the tax sharing agreement. Refer to Note 5 for further details on income taxes.

Due to Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, tax payables, and other miscellaneous expenses. The Company incurs affiliated interest expenses and revenue on these balances, which is in accordance with cost sharing agreement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

Other Liabilities

Other Liabilities consist of accounts payable, unprocessed cash transactions, unprocessed suspended transactions, agent credit balances, legal fees payables, and other miscellaneous liabilities.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include cash equivalents within Cash and Cash Equivalents, Commission Receivable, Receivables from Clearing Broker, Other Receivables, and other assets within Prepaid Expenses and Other Assets in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2024, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial.

3. Receivables from Contracts with Customers

Distribution Fees
The beginning receivable balance related to distribution fees was $8,359, whereas the December 31, 2024, ending balance of $8,473 was reflected under Commissions Receivable, Commissions Receivable Affiliated, Receivables from Clearing Broker, Prepaid Commission Expenses, and Other Receivables on the Statement of Financial Condition.

(Dollars in thousands)

Advisory Fees

The beginning receivable balance related to advisory fees was $1,291, whereas the December 31, 2024, ending balance of $1,454 was reflected under Commissions Receivable on the Statement of Financial Condition.

The beginning unearned advisory fee balance related commissions one month in advance from advisory providers was fully amortized in the amount of $292. The December 31, 2024, ending balance was zero.

Administrative Advisory Fees

The beginning receivable balance related to administrative advisory fees was $567, whereas the December 31, 2024, ending balance of $623 was reflected under Other Receivables on the Statement of Financial Condition.

Agent Affiliation Fees

The beginning receivable balance related to agent affiliation fees was $99, whereas the December 31,2024, ending balance of $103 was reflected under Other Receivables on the Statement of Financial Condition.

The beginning unearned other revenue balance related to prepaid agent affiliation fees were fully amortized in the amount of $1,663 during 2024. The December 31, 2024, ending balance of $1,738 related to these prepaid fees were reflected under Unearned Other Revenue on the Statement of Financial Condition.

Event Sponsorships

The beginning and ending receivable balance related to event sponsorships were zero for 2024.

The beginning and ending unearned other revenue balance related to event sponsorships was zero.

Revenue Sharing

The beginning receivable balance related to revenue sharing was $347, whereas the December 31, 2024, ending balance of $386 was reflected under Other Receivables on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

(Dollars in thousands)

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2024:

	December 31, 2024			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Equity securities (a)(b)	$ 287	$ -	$ -	$ 287
Money market funds (b)(c)	38,475	-	-	38,475
Total assets	**$ 38,762**	**$ -**	**$ -**	**$ 38,762**

(a) These investments are valued based on daily market close price of the underlying securities held in each account.
(b) These investments are included as Investments in Securities, at Fair Value on the Statement of Financial Condition.
(c) Cash equivalents of $38,475 are primarily valued at amortized cost, which approximates fair value and is included in Cash and cash equivalents on the Statement of Financial Condition. Cash is not included in the above table.

The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

(Dollars in thousands)

5. Income Taxes

The Company settles all accrued income taxes that are not cash settled under a tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

	2024			
	AAM	**AUSA**	**CGC**	**Total**
State	$ 19	$ 25	$ 5	$ 49
Federal	(5)	(7)	(1)	(13)
Total Contribution (Dividend)	**$ (5)**	**$ (7)**	**$ (1)**	**$ (13)**

On December 31, 2024, the Company converted to an LLC. As a single member limited liability company, the Company will be a disregarded entity for state and federal income tax purposes and will no longer incur any income tax expense or derive any income tax benefit in future periods. As a result of the conversion the Parent has elected to no longer allocate income taxes to the Company in accordance with ASC 740. Subsequent to the conversion, the Company has acknowledged that as part of the existing Tax Allocation Agreement they will not be subject to future allocated tax expense and that all amounts related to prior tax periods are considered final, including future expense or benefit due to any tax adjustments that relate to pre-conversion periods.

Prior to the conversion to an LLC, the Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. Receivables from the Parent under the tax allocation agreement are presented gross in the Statement of Financial Condition and are settled net with other amounts due to affiliates.

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which is currently at appeals with a refund pending Joint Committee on Taxation approval. The IRS opened an exam for the 2014 through 2018 amended tax returns. Federal income tax returns filed in 2019, 2021 through 2023 remain open, subject to potential future examination. The statute of limitations for all other tax years have been closed. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of affiliated and non-affiliated variable annuities, variable universal life insurance, and mutual funds. The related accrual as of December 31, 2024, of $73 is reflected as Commission Receivable Affiliated on the Statement of Financial Condition.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of

(Dollars in thousands)

shared resources among several affiliates. The outstanding payable associated with the cost sharing agreement totaled $177 and is included in Due to Affiliates, net on the Statement of Financial Condition.

During 2024, the Company received state tax capital contributions of $49 from its Parents, as well as federal tax dividend of $13 from its Parents respectively pursuant to the tax sharing agreement, based off the participation of the consolidated tax return. The Company paid $10,000 to CGC to redeem its ownership interest in the Company prior to converting to an LLC. The Company also paid Allocated Share Based Compensation of $488 during the current year.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including variable annuities, variable universal life insurance, mutual funds, advisory programs, and certain securities to investors. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or 120% or minimum net capital requirement or (b) its net capital is less than a minimum net capital requirement of the greater of $250 or 6 2/3% of aggregate indebtedness. The Company had no subordinated debts outstanding and no amounts were outstanding during the year. At December 31, 2024, the Company had net capital of $27,560, which was $26,368 in excess of its required net capital of $1,192. The Company's ratio of aggregate indebtedness to net capital was 0.6489 to 1 at December 31, 2024.

9. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged agent misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability is established when applicable. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2024 for all legal, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

10. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2024, unsecured debits were zero. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications as of December 31, 2024. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

11. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 5, 2025, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.